Exhibit (a)(2)(C)

December 6, 2017

Dear MGC Diagnostics Corporation Shareholder:

We are pleased to inform you that on November 25, 2017, MGC Diagnostics Corporation (“MGCD”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MGC Parent LLC (“Parent”) and AC Breathe Merger Sub Inc. (“Purchaser”). Parent and Purchaser are affiliates of Altus Capital Partners, Inc. (“Altus”). Altus is a private equity firm that makes control investments in middle market manufacturing businesses.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer to purchase all of the outstanding shares of common stock of MGCD at a price of $11.03 per share in cash (the “Per Share Amount”), upon the terms in Purchaser’s Offer to Purchase dated November 29, 2017. Unless extended, the Offer is currently scheduled to expire at the end of the day, New York City time, on Tuesday, December 27, 2017.

Following the successful consummation of the Offer, and, if necessary, exercise of the Top-Up Option described in the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter, Purchaser will merge with and into MGCD on the terms in the Merger Agreement, and each share of MGCD stock that is outstanding other than shares held by MGCD shareholders, if any, who properly exercise their dissenters’ rights under Minnesota law will be converted into the right to receive the Per Share Amount.

The MGCD board of directors has unanimously determined that the Merger Agreement, the Offer and the Merger are fair to and in the best interests of MGCD’s shareholders and approved the Merger Agreement. Accordingly, the MGCD board of directors unanimously recommends that MGCD shareholders accept the Offer, tender their shares to Purchaser pursuant to the Offer and vote in favor of the Merger Agreement, if approval by MGCD shareholders is required to consummate the Merger.

In arriving at its recommendation, the MGCD board of directors gave careful consideration to a number of factors described in the Solicitation/Recommendation Statement. Each MGCD shareholder should have already received a copy of Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering shares of Common Stock to Purchaser in the Offer. These documents set forth the terms and conditions of Purchaser’s Offer and provide instructions as to how to tender your shares. We urge you to read and consider each of these materials carefully.

MGC Diagnostics Corporation

Mark W Sheffert, Chairman of the Board of Directors